AB 3/17

KH 3/4

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH., D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

8-66178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENESIS CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 PEACHTREE ROAD, NE, SUITE 700
(No. and Street)

ATLANTA	**GEORGIA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEREMY A. ELLIS — **404-816-7538**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	**Atlanta**	**Georgia**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11017674

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, JEREMY A. ELLIS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GENESIS CAPITAL, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL + CFO

Title

Notary Public

ARTHUR SYKES JR
Notary Public
Fulton County
State of Georgia
My Commission Expires Mar 10, 2013

This report * contains (check all applicable boxes)

- ■ (a) Facing page.
- ■ (b) Statement of financial condition.
- ■ (c) Statement of income (loss).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ■ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ■ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ■ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

	PAGE
Independent auditors' report	1
Financial statements:	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
Supplementary information:	
Computation of net capital under Rule 15c3-1of the Securities and Exchange Commission	11
Reconciliation of computation of net capital (Rule 15c3-1 pursuant to rule 17a-5(d)(4))	12
Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission	13
Independent auditors' report on internal control required by SEC Rule 17a-5(g)(1) for a broker-dealer claiming an exemption from SEC Rule 15c3-3	14 - 15

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Genesis Capital, LLC

We have audited the accompanying statement of financial condition of Genesis Capital, LLC (a limited liability company) (the "Company") as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 25, 2011

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets	
Cash and cash equivalents	$ 3,349,778
Accounts receivable, net of allowance for doubtful accounts of $0	49,790
Prepaid expenses	15,940
Total current assets	3,415,508
Property and equipment	
Computers	48,878
Furniture and fixtures	63,645
	112,523
Accumulated depreciation	(112,523)
	-
Other assets	
Deposits	8,675
	$ 3,424,183

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 7,657
Accrued expenses	3,003,602
Total current liabilities	3,011,259
Member's equity	412,924
	$ 3,424,183

See accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Investment banking	$ 5,194,705
Other income	13,783
	5,208,488
Expenses	
Compensation and benefits	4,741,103
Occupancy	93,934
Computer, database and communications	14,993
Advertising, marketing and promotions	37,614
Insurance	67,314
Compliance	36,586
Professional fees	18,710
Depreciation	16,600
Other expenses	14,266
	5,041,120
Net income	$ 167,368

See accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Contributed Capital	Member's Equity (Deficit)	Total
Balances, January 1, 2010	$ 375,774	$ (130,218)	$ 245,556
Net income	-	167,368	167,368
Balances, December 31, 2010	$ 375,774	$ 37,150	$ 412,924

See accompanying notes

GENESIS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net income	$ 167,368
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,600
Change in operating assets and liabilities:	
Accounts receivable	(20,103)
Prepaid expenses	(8,519)
Accounts payables	(2,901)
Accrued expenses	2,992,579
Total adjustments	2,977,656
Net cash provided by operating activities	3,145,024
Cash flows from investing activities	
Purchase of property and equipment	(16,600)
Net increase in cash and cash equivalents	3,128,424
Cash and cash equivalents, beginning of the year	221,354
Cash and cash equivalents, end of the year	$ 3,349,778

See accompanying notes

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as a single member limited liability company in Georgia in September 2003. The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The current state of the economy and securities markets may have adverse implications to the financial services industry. The contraction of the economy and securities markets may also adversely affect the Company's future operations.

The Company does not maintain customer accounts.

Cash and Cash Equivalents:

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at several financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods that differ from generally accepted accounting principles; however such differences are immaterial. Depreciation is provided over the estimated useful lives of the assets, which are as follows:

Computers	3 years
Furniture and fixtures	5 years

During the year ended December 31, 2010, depreciation expense was $16,600.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed or upon consummation of a transaction.

Guaranteed Payments to Members:

Guaranteed payments to equity and income members that are intended as compensation for services rendered are accounted for as company expenses rather than as allocations of company net income. Guaranteed payments that are intended as payments on capital accounts are not accounted for as expenses of the Company, but rather as part of the allocation of net income.

During the year ended December 31, 2010, guaranteed payments totaling $3,447,009 were recorded as compensation expense, of which $2,300,826 was unpaid at December 31, 2010 and included in accrued expenses on the Company's statement of financial condition.

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not pay income taxes. All income and losses are passed through to the sole member to be included on the sole member's tax return.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2010.

The Company is no longer subject to income tax examinations for calendar years up to and including 2006.

Note A
Summary of Significant Accounting Policies (Continued)

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels, which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $337,185, which was $136,424 in excess of its required net capital of $200,761. The Company's net capital ratio was 8.93 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Lease:

The Company leases office space under a noncancelable operating lease agreement expiring in December 31, 2013.

At December 31, 2010, future minimum lease payments under the noncancelable operating lease were as follows:

Year Ending December 31		
2011	$	85,514
2012		86,815
2013		88,117
	$	260,446

Rent expense totaled $93,934 for the year ended December 31, 2010.

Note E
Employee Retirement Plans:

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan. Under the plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

Safe harbor contributions and discretionary profit sharing contributions made by the Company for the year ended December 31, 2010 were $35,970 and $72,390, respectively.

Note F
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from two customers totaling $4,486,488, which comprised approximately 86% of revenues for the year ended December 31, 2010. There was no accounts receivable from these two customers at December 31, 2010.

Note G
Subsequent Events

The Company evaluated subsequent events through February 25, 2011, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

GENESIS CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL:	
Total member's equity	$ 412,924
Nonallowable assets	
Accounts receivable	49,790
Prepaid expenses	15,940
Other assets	8,675
Total nonallowable assets	74,405
Haircuts on securities	
Other securities	1,115
Undue concentration	219
Total haircuts on securities	1,334
NET CAPITAL	$ 337,185
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accounts payable	$ 7,657
Accrued expenses	3,003,602
Total aggregate indebtedness	$ 3,011,259
Computation of basic net capital requirement	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 200,761
Capital in excess of minimum requirements	$ 136,424
Ratio of aggregate indebtedness to net capital	8.93

See independent auditors' report

GENESIS CAPITAL, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2010

	Net Capital	Aggregate Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 602,346	$ 2,747,432	4.56
Adjustments to deposits and accrued expenses	(265,161)	263,827	
	$ 337,185	$ 3,011,259	8.93

See independent auditors' report

GENESIS CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION OF 1934
DECEMBER 31, 2010

Exemption under Rule 15c3-3, section (k)(2)(i) is claimed, as Genesis Capital, LLC does not hold funds or securities for, or owe money or securities to, customers.

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Genesis Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Genesis Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 25, 2011

GENESIS CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2010

HA&W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors